Exhibit 99.1

HeadHunter Group PLC Announces Second Quarter 2023 Financial Results

MOSCOW, Russia, August 16, 2023 – HeadHunter Group PLC (MOEX: HHRU) announced today its financial results for the second quarter ended June 30, 2023. As used below, references to “we,” “our,” “us” or the “Company” or similar terms shall mean HeadHunter Group PLC.

Second Quarter 2023 Financial and Operational Highlights

	Three months ended June 30, 2023	Three months ended June 30, 2022	Change(3)		Three months ended June 30, 2023
(in millions of RUB(1) and USD(2))	RUB	RUB			USD(4)
Revenue	7,038	3,955	78.0%		80.9
Russia Segments(6) Revenue	6,459	3,652	76.9%		74.2
Net Income/(Loss)	3,044	(321)	n/m		35.0
Net Income/(Loss) Margin, %	43.2%	(8.1)%	n/m
Adjusted EBITDA(5)	4,130	1,676	146.4%		47.4
Adjusted EBITDA Margin, %(5)	58.7%	42.4%	16.3	ppts
Adjusted Net Income(5)	3,008	961	213.0%		34.6
Adjusted Net Income Margin, %(5)	42.7%	24.3%	18.4 ppts

(1)	“RUB” or “₽” denote Russian Ruble throughout this release.
(2)	“USD” or “$” denote U.S. Dollar throughout this release.
(3)	Percentage movements and certain other figures in this release may not recalculate exactly due to rounding. This is because percentages and/or figures contained herein are calculated based on actual numbers and not the rounded numbers presented.
(4)	Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of June 30, 2023 (RUB 87.0341 to USD 1).
(5)	Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Net Income Margin are non-IFRS measures. See “Use of Non-IFRS Financial Measures” elsewhere in this release for a description of these measures and a reconciliation from the nearest IFRS measures.
(6)	Includes our “Russia (hh.ru)” and “Russia (Zarplata.ru)” operating segments revenue.

•	Revenue for the three months ended June 30, 2023 increased by 78.0% mostly due to strong demand for candidates driving up the number of paying customers and the average consumption, as well as low base effect.

•	Net income for the three months ended June 30, 2023 was ₽3,044 million, compared to net loss of ₽321 million for the three months ended June 30, 2022, mainly driven by the increase in revenue as well as foreign exchange income on cash deposits in foreign currency, that was partially offset by the increase in income tax expense.

•	Adjusted EBITDA increased by 146.4% and Adjusted EBITDA Margin increased by 16.3 ppts from 42.4% to 58.7%, compared to the three months ended June 30, 2022, mainly due to the increase in revenue, that was partially offset by the increase in our personnel expenses.

	As of June 30, 2023	As of December 31, 2022	Change	As of June 30, 2023
(in millions of RUB and USD)	RUB	RUB		USD
Net Working Capital(1)	(8,285)	(7,415)	11.7%	(95.2)
Net Cash(1)	8,634	1,777	386.0%	99.2

(1)	Net Working Capital and Net Cash are non-IFRS financial measures. See “Use of Non-IFRS Financial Measures” elsewhere in this release for calculation of these measures.

•	Negative Net Working Capital as of June 30, 2023 increased by ₽870 million in absolute terms, or by 11.7%, compared to December 31, 2022, primarily due to an increase in trade and other payables, including: (i) an increase of payables to personnel affected by the timing of payment and (ii) an increase of VAT payables reflecting the growth in revenue.

•	Net Cash as of June 30, 2023 was ₽8,634 million compared to Net Cash as of December 31, 2022 of ₽1,777 million, primarily due to an increase in the cash balance (see “Cash Flows”).

Operating Segments

For management purposes, we are organized into operating segments based on the geography of our operations or other subdivisions as presented in internal reporting to our chief operating decision-maker (“CODM”). Our operating segments include “Russia (hh.ru),” “Russia (Zarplata.ru),” “Belarus,” “Kazakhstan”, “Skillaz,” and other segments. As each segment, other than “Russia (hh.ru)” individually comprises less than 10% of our revenue, for reporting purposes we combine all segments other than “Russia (hh.ru)” into the “Other segments” category.

Customers

We sell our services predominantly to businesses that are looking for job seekers to fill vacancies inside their organizations. We refer to such businesses as “customers.” In Russia, we divide our customers into (i) Key Accounts and (ii) Small and Medium Accounts, based on their annual revenue and employee headcount. We define “Key Accounts” as customers who, according to the Spark-Interfax database, have an annual revenue of ₽2 billion or more or a headcount of 250 or more employees and have not marked themselves as recruiting agencies on their page on our website. We define “Small and Medium Accounts” as customers who, according to the Spark-Interfax database, have both an annual revenue of less than ₽2 billion and a headcount of less than 250 employees and have not marked themselves as recruiting agencies on their page on our website. Our website allows several legal entities and/or natural persons to be registered, each with a unique identification number, under a single account page (e.g., a group of companies). Each legal entity registered under a single account is defined as a separate customer and is included in the number of paying customers metric. Natural persons registered under a single account are assumed to be employees of the legal entities of that account and thus, are not considered separate customers and are not included in the number of paying customers metric. However, in a specific reporting period, if only natural persons used our services under such account, they are collectively included in the number of paying customers as one customer.

Seasonality

Revenue

We generally do not experience seasonal fluctuations in demand for our services and, prior to COVID-19 and current geopolitical events, our revenue remained relatively stable throughout each quarter. However, our customers are predominately businesses and, therefore, use our services mostly on business days. As a result, our quarterly revenue is affected by the number of business days in a quarter, with the exception of our services that represent “stand-ready” performance obligations, such as subscriptions to access our curriculum vitae (“CV”) database, which are satisfied over the period of subscription, including weekends and holidays.

Public holidays in Russia predominantly fall during the first quarter of each year, which results in lower business activity in that quarter. Accordingly, our first quarter revenue is typically slightly lower than in the other quarters (which is not the case for some exceptional years due to rapid change in revenue dynamics throughout the year, e.g. in 2020 as a result of COVID-19 pandemic and in 2022 as a result of geopolitical events).

Operating costs and expenses (exclusive of depreciation and amortization)

Our operating costs and expenses (exclusive of depreciation and amortization) consist primarily of personnel and marketing expenses. Personnel and marketing expenses, in total, accounted for 81.8% and 79.2% of our total operating costs and expenses (exclusive of depreciation and amortization) for the years ended December 31, 2022 and December 31, 2021, respectively. Most of our marketing and personnel expenses are fixed and not directly tied to our revenue.

Marketing expenses are more volatile in terms of allocation to quarters and are affected by our decisions on how we realize our strategy in a particular year, which can differ from year to year. Therefore, total marketing expenses as a percentage of revenue for a particular quarter may not be fully representative of the whole year. Personnel expenses are relatively stable over the year. However, they are also affected by other dynamics, such as our hiring decisions. Some costs and expenses, such as share-based compensation or foreign exchange gains or losses, can be significantly concentrated in a particular quarter.

As an example, the second quarter segment external expenses in our “Russia (hh.ru)” segment in 2022 and 2021 were 25.4% and 21.9%, respectively, of total “Russia (hh.ru)” segment external expenses for the year.

Net income and Adjusted EBITDA

Even though our revenue remains relatively stable throughout each quarter, seasonal revenue fluctuations, as described above, affect our net income. As a result of revenue seasonality, our profitability in the first quarter is usually lower than in other quarters and for the full year, because our expenses as a percentage of revenue are usually higher in the first quarter due to lower revenue. Our profitability is also affected by our decisions on timing of expenses, as described above.

Contract liabilities

Our contract liabilities are mostly affected by the annual subscriptions’ renewal cycle in our Key Accounts customer segment. A substantial number of our Key Accounts renew their subscriptions in the first quarter but prepay us in the fourth quarter of the previous year, as per our normal payment terms. As a result, we receive substantial prepayments from our customers in the fourth quarter which causes a consequential increase in our contract liabilities at the end of that quarter. For example, our contract liabilities as of March 31, June 30, September 30, and December 31, 2022 were ₽5,187 million, ₽4,614 million, ₽4,466 million, and ₽5,638 million, respectively.

Net cash generated from operating activities

Our net cash generated from operating activities is affected by seasonal fluctuations in business activity as explained in “Revenue” and by substantial prepayments from our customers (see “Contract liabilities”), as well as by our decisions in regard to timing of expenses (see “Operating costs and expenses (exclusive of depreciation and amortization)”), and to a lesser extent by payment terms provided to us by our largest suppliers, such as TV advertising agencies and others.

Net Working Capital

Our Net Working Capital is primarily affected by changes in our contract liabilities. As our contract liabilities have usually been highest in the fourth quarter, our Net Working Capital has usually been the lowest in the fourth quarter. For example, our Net Working Capital as of March 31, June 30, September 30, and December 31, 2022 was ₽(6,630) million, ₽(5,913) million, ₽(6,040) million, and ₽(7,415) million, respectively.

Second Quarter 2023 Results

Our revenue was ₽7,038 million for the three months ended June 30, 2023, compared to ₽3,955 million for the three months ended June 30, 2022. The growth of 78.0% or ₽3,083 million was driven by an increase in all key operating metrics across customer segments on the back of surged demand for candidates coupled with the scarce supply of job seekers as well as due to low base effect in the second quarter 2022.

The following table breaks down revenue by product for the periods indicated:

	For the three months ended June 30,
(in thousands of RUB)	2023	2022	Change
Bundled Subscriptions	1,750,301	1,195,105	46.5%
CV Database Access	1,289,217	752,696	71.3%
Job Postings	3,352,067	1,637,759	104.7%
Other value-added services	646,136	369,137	75.0%
Total revenue	7,037,721	3,954,697	78.0%

	For the six months ended June 30,
(in thousands of RUB)	2023	2022	Change
Bundled Subscriptions	3,245,379	2,425,906	33.8%
CV Database Access	2,288,637	1,597,090	43.3%
Job Postings	5,902,135	3,585,906	64.6%
Other value-added services	1,153,912	797,329	44.7%
Total revenue	12,590,063	8,406,231	49.8%

The following tables set forth our revenue, number of paying customers and average revenue per customer (“ARPC”), broken down by type of customer and region, for the periods indicated:

	For the three months ended June 30,
	2023	2022	Change
Revenue (in thousands of RUB)
Key Accounts in Russia
Moscow and St. Petersburg	1,675,545	911,453	83.8%
Other regions of Russia	660,549	388,928	69.8%
Sub-total	2,336,094	1,300,381	79.6%
Small and Medium Accounts in Russia
Moscow and St. Petersburg	2,063,628	1,170,359	76.3%
Other regions of Russia	1,826,217	1,028,196	77.6%
Sub-total	3,889,845	2,198,555	76.9%
Foreign customers of Russia segment	18,246	18,112	0.7%
Other customers in Russia	214,438	134,501	59.4%
Total for “Russia” operating segments	6,458,623	3,651,549	76.9%
Other segments	579,098	303,148	91.0%
Total revenue	7,037,721	3,954,697	78.0%

Number of paying customers
Key Accounts
Moscow and St. Petersburg	5,987	5,211	14.9%
Other regions of Russia	7,388	6,319	16.9%
Key Accounts, total	13,375	11,530	16.0%
Small and Medium Accounts
Moscow and St. Petersburg	99,554	77,477	28.5%
Other regions of Russia	178,706	137,013	30.4%
Small and Medium Accounts, total	278,260	214,490	29.7%
Foreign customers of Russia segments	959	839	14.3%
Total for “Russia” operating segments	292,594	226,859	29.0%
Other segments, total	23,344	15,886	46.9%
Total number of paying customers	315,938	242,745	30.2%

ARPC (in RUB)
Key Accounts
Moscow and St. Petersburg	279,864	174,909	60.0%
Other regions of Russia	89,408	61,549	45.3%
Key Accounts, total	174,661	112,782	54.9%
Small and Medium Accounts
Moscow and St. Petersburg	20,729	15,106	37.2%
Other regions of Russia	10,219	7,504	36.2%
Small and Medium Accounts, total	13,979	10,250	36.4%
Other segments, total	24,807	19,083	30.0%

In the second quarter of 2023, compared to the second quarter of 2022:

•	In our Key Accounts customer segment, revenue increased by 79.6%, driven mostly by ARPC growth as well as an increase in the number of paying customers.

o	ARPC in our Key Accounts customer segment increased by 54.9%. This was driven by the increase in average consumption coupled with our pricing initiatives effective from January 2023. Average consumption was driven mostly by competition for candidates, which has recently significantly intensified as the number of jobs advertised has increased on the back of the decrease in the number of job seekers in active search. To sustain a stream of candidates, some customers increased their spending by more frequently renewing their job postings, driving average postings consumption up.

o	The number of paying customers in our Key Accounts customer segment has increased by 16.0%, reflecting increase in hiring activity and reengagement of customers.

•	In our Small and Medium Accounts customer segment, revenue increased by 76.9% through a combination of ARPC growth and an increase in the number of paying customers.

o	ARPC in our Small and Medium Accounts customer segment increased by 36.4% primarily due to the increase in average posting consumptions, driven by recovering hiring activity and intensified demand for candidates.

o	The number of paying customers in our Small and Medium Accounts customer segment increased by 29.7%, mainly explained by (i) low base effect, when some customers decided not to use our services in the second quarter of 2022 due to geopolitical events and (ii) increase in hiring activity driven by competition for candidates and insufficient supply of job seekers.

•	In our Other customers in Russia segment, revenue increased by 59.4%, driven mostly by the increase in consumption of our career services by recruitment agencies.

•	In our Other segments, revenue increased by 91.0%, mainly in our “Kazakhstan” and “Belarus” operating segments, largely as a result of acquisition of new customers, as well as low base effect in “Belarus”.

The following tables set forth our revenue, number of paying customers and ARPC, broken down by type of customer and region, for the periods indicated:

	For the six months ended June 30,
	2023	2022	Change
Revenue (in thousands of RUB)
Key Accounts in Russia
Moscow and St. Petersburg	3,052,483	2,010,602	51.8%
Other regions of Russia	1,188,708	795,069	49.5%
Sub-total	4,241,191	2,805,671	51.2%
Small and Medium Accounts in Russia
Moscow and St. Petersburg	3,660,387	2,506,437	46.0%
Other regions of Russia	3,243,326	2,117,095	53.2%
Sub-total	6,903,713	4,623,532	49.3%
Foreign customers of Russia segment	34,626	47,954	(27.8)%
Other customers in Russia	389,065	285,909	36.1%
Total for “Russia” operating segments	11,568,595	7,763,066	49.0%
Other segments	1,021,468	643,165	58.8%
Total revenue	12,590,063	8,406,231	49.8%

Number of paying customers
Key Accounts
Moscow and St. Petersburg	6,429	5,795	10.9%
Other regions of Russia	7,882	6,979	12.9%
Key Accounts, total	14,311	12,774	12.0%
Small and Medium Accounts
Moscow and St. Petersburg	128,745	112,603	14.3%
Other regions of Russia	230,706	194,020	18.9%
Small and Medium Accounts, total	359,451	306,623	17.2%
Foreign customers of Russia segments	1,389	1,527	(9.0)%
Total for “Russia” operating segments	375,151	320,924	16.9%
Other segments, total	31,397	21,648	45.0%
Total number of paying customers	406,548	342,572	18.7%

ARPC (in RUB)
Key Accounts
Moscow and St. Petersburg	474,799	346,955	36.8%
Other regions of Russia	150,813	113,923	32.4%
Key Accounts, total	296,359	219,639	34.9%
Small and Medium Accounts
Moscow and St. Petersburg	28,431	22,259	27.7%
Other regions of Russia	14,058	10,912	28.8%
Small and Medium Accounts, total	19,206	15,079	27.4%
Other segments, total	32,534	29,710	9.5%

Operating costs and expenses (exclusive of depreciation and amortization)

Operating costs and expenses (exclusive of depreciation and amortization) were ₽3,090 million for the three months ended June 30, 2023, compared to ₽2,603 million for the three months ended June 30, 2022, representing an increase of ₽487 million, or 18.7%.

The following table sets forth operating costs and expenses (exclusive of depreciation and amortization) for the periods indicated:

	For the three months ended June 30,			For the six months ended June 30,
(in thousands of RUB)	2023	2022	Change	2023	2022	Change
Personnel expenses	(1,720,589)	(1,498,369)	14.8%	(3,246,798)	(2,942,467)	10.3%
Marketing expenses	(750,460)	(711,651)	5.5%	(1,391,241)	(1,330,762)	4.5%
Other general and administrative expenses:
Subcontractors and other expenses related to provision of services	(165,808)	(93,754)	76.9%	(296,411)	(201,246)	47.3%
Office rent and maintenance	(110,860)	(92,561)	19.8%	(202,527)	(175,873)	15.2%
Professional services	(200,817)	(98,437)	104.0%	(362,358)	(209,924)	72.6%
Insurance expense	(33,288)	(37,226)	(10.6)%	(64,778)	(77,511)	(16.4)%
Hosting and other web-site maintenance	(35,745)	(25,421)	40.6%	(68,339)	(48,661)	40.4%
Other operating expenses	(72,665)	(45,794)	58.7%	(121,248)	(97,037)	25.0%
Operating costs and expenses (exclusive of depreciation and amortization)	(3,090,232)	(2,603,213)	18.7%	(5,753,700)	(5,083,481)	13.2%

The following table sets forth operating costs and expenses (exclusive of depreciation and amortization) as percentage of revenue for the periods indicated:

	For the three months ended June 30,				For the six months ended June 30,
	2023	2022	Change		2023	2022	Change
Personnel expenses	24.4%	37.9%	(13.4	) ppts	25.8%	35.0%	(9.2	) ppts
Marketing expenses	10.7%	18.0%	(7.3	) ppts	11.1%	15.8%	(4.8	) ppts
Other general and administrative expenses:
Subcontractors and other expenses related to provision of services	2.4%	2.4%	–		2.4%	2.4%	–
Office rent and maintenance	1.6%	2.3%	(0.8	) ppts	1.6%	2.1%	(0.5	) ppts
Professional services	2.9%	2.5%	0.4	ppts	2.9%	2.5%	0.4	ppts
Insurance expense	0.5%	0.9%	(0.5	) ppts	0.5%	0.9%	(0.4	) ppts
Hosting and other web-site maintenance	0.5%	0.6%	(0.1	) ppts	0.5%	0.6%	(0.1	) ppts
Other operating expenses	1.0%	1.2%	(0.1	) ppts	1.0%	1.2%	(0.2	) ppts
Operating costs and expenses (exclusive of depreciation and amortization)	43.9%	65.8%	(21.9	) ppts	45.7%	60.5%	(14.8	) ppts

Personnel expenses

Personnel expenses for the three months ended June 30, 2023 increased by ₽222 million, or 14.8%, compared to the three months ended June 30, 2022, primarily due to an increase in headcount by 167 employees from June 30, 2022 to June 30, 2023, mainly in our development and product teams, as well as indexation of wages.

Personnel expenses decreased as a percentage of revenue from 37.9% in the second quarter of 2022 to 24.4% in the second quarter of 2023 primarily due to the higher increase in revenue.

Personnel expenses (excluding share-based compensations and other items) as a percentage of revenue decreased from 29.3% in the second quarter of 2022 to 22.4% in the second quarter of 2023 for the same reason. See “Reconciliation of Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) from operating costs and expenses (exclusive of depreciation and amortization), the most directly comparable IFRS financial measure”, elsewhere in this release.

Marketing expenses

Marketing expenses increased by ₽39 million, or 5.5%, for the three months ended June 30, 2023.

Marketing expenses as a percentage of revenue decreased from 18.0% in the second quarter 2022 to 10.7% in the second quarter 2023 due to the higher increase in revenue.

Other general and administrative expenses

Our other general and administrative expenses consist primarily of professional services, insurance costs and office rent and maintenance costs. Total other general and administrative expenses increased by ₽226 million, or 57.5%, primarily due to: (i) an increase in our professional costs by ₽102 million due to legal services costs and (ii) an increase in subcontractor costs by ₽72 million mainly in our “Russia (hh.ru)” segment on the back of the revenue growth.

Total other general and administrative expenses as a percentage of revenue were 8.8% in the second quarter of 2023, which was relatively flat compared to 9.9% in the second quarter of 2022.

Total other general and administrative expenses (excluding items unrelated to our core business activities) as a percentage of revenue were 7.6% in the second quarter of 2023, a decrease compared to 10.0% in the second quarter of 2022, mainly due to the higher increase in revenue.

Net foreign exchange gain

Net foreign exchange gain was ₽496 million for the three months ended June 30, 2023, compared to a ₽976 million loss for the three months ended June 30, 2022. The significant amount of net foreign exchange gain in the second quarter of 2023 primarily reflects the foreign exchange gain on CYN, AED and USD-denominated cash balances due to the depreciation of the Russian ruble against: (i) the Chinese Yuan from 11.1847 as of March 31, 2023, to 11.9894 as of June 30, 2023, (ii) the UAE dirhams from 20.9884 as of March 31, 2023, to 23.6956 as of June 30, 2023 and (iii) the US Dollar from 77.0863 as of March 31, 2023, to 87.0341 as of June 30, 2023. The significant amount of net foreign exchange loss for the three months ended June 30, 2022, primarily reflects the foreign exchange loss on USD-denominated cash balances due to the appreciation of the Russian ruble against the US dollar from 84.0851 as of March 31, 2022, to 51.1580 as of June 30, 2022.

Depreciation and amortization

Depreciation and amortization were ~~P~~291 million for the three months ended June 30, 2023, which was relatively flat compared to ₽302 million for the three months ended June 30, 2022.

Finance income and costs

Finance income was ₽192 million for the three months ended June 30, 2023, compared to ₽50 million for the three months ended June 30, 2022. The increase of ₽142 million was mainly due to (i) an increase of ₽76 million in income from the cash deposits; and (ii) ₽65 million gain on remeasurement of financial assets at fair value through profit and loss.

Finance costs were ₽154 million for the three months ended June 30, 2023, compared to ₽231 million for the three months ended June 30, 2022. The decrease of ₽77 was mainly due to a decrease in the Key Rate of the Central Bank of Russia, that resulted in a decrease in the interest charge accrued.

Income tax expense

Income tax expense increased to ~~P~~1,007 million for the three months ended June 30, 2023 compared to the ₽98 million income tax expense for the three months ended June 30, 2022.

The effective tax rate decreased to 24.9% for the three months ended June 30, 2023 compared to 44.3% for the three months ended June 30, 2022. The high effective tax rate for the second quarter of 2022 was due to low taxable base and resulting increase of non-deductible expenses share in taxable base.

Net income, Adjusted EBITDA and Adjusted Net Income

Net income for the three months ended June 30, 2023 was ₽3,044 million, up from net loss ₽321 million for the three months ended June 30, 2022, our Adjusted EBITDA increased by 146.4% to ₽4,130 million and our Adjusted Net Income increased by 213.0% to ₽3,008 million, primarily due to the reasons described above.

Cash Flows

The following table sets forth the summary cash flow statements for the periods indicated:

	For the six months ended June 30,
(in thousands of RUB)	2023	2022	Change
Net cash generated from operating activities	5,907,301	2,448,924	3,458,377
Net cash (used in)/generated from investing activities	(2,270)	107,560	(109,830)
Net cash used in financing activities	(2,299,617)	(4,183,616)	1,883,999
Net increase/(decrease) in cash and cash equivalents	3,605,414	(1,627,132)	5,232,546
Cash and cash equivalents, beginning of period	9,348,691	6,523,228	2,825,463
Effect of exchange rate changes on cash	1,057,085	(968,172)	2,025,257
Cash and cash equivalents, end of period	14,011,190	3,927,924	10,083,266

Net cash generated from operating activities

Cash generated from operating activities has historically been affected by the amount of net income adjusted for non-cash expense items, such as depreciation and amortization, impairment losses, equity-settled awards and others, as well as the timing of prepayments from our clients, tax payments and changes in other working capital accounts.

For the six months ended June 30, 2023, net cash generated from operating activities was ₽5,907 million, compared to ₽2,449 million generated for the six months ended June 30, 2022. The net increase was primarily attributable to increase of sales, which was partly offset by an increase in operating expenses and income tax paid.

Net cash (used in)/ generated from investing activities

For the six months ended June 30, 2023, net cash used in investing activities was ₽2 million compared to ₽108 million generated from investing activities for the six months ended June 30, 2022. The change between periods of ₽110 million was primarily due to ₽300 million net proceeds from the investments in short-term deposits in the six months ended June 30, 2022, which was partly offset by ₽101 million paid for additional capital contribution in “Dream Job” LLC in the six months ended June 30, 2022 and by the increase of ₽96 million in interest received from the cash deposited in the six months ended June 30, 2023.

Net cash used in financing activities

For the six months ended June 30, 2023, net cash used in financing activities was ₽2,300 million, compared to ₽4,184 million net cash used in financing activities for the six months ended June 30, 2022. The decrease in cash used in the financing activities for the six months ended June 30, 2023 of ₽1,884 million was primarily due to the cash outflows in the six months ended June 2022 which are not occurred in the six months ended June 30, 2023: (i) ₽3,214 million payment of dividends for the year ended December 31, 2021 in February 2022 and (ii) ₽330 million paid in the first quarter 2022 within our Share Buyback Program that was terminated on March 3, 2022, that was partially offset by (iii) ₽1,702 million paid for the redemption of our non-convertible bonds in June 2023.

Capital Expenditures

Our additions to property and equipment and intangible assets (excluding goodwill) for the three months ended June 30, 2023, were ₽69 million, compared to ₽28 million for the three months ended June 30, 2022. The increase of ₽41 million was primarily due to an increase in licenses, servers and office equipment acquired.

Windfall tax

On August 4, 2023 the amendments to the Russian Tax Code introducing a one-time payment to the state budget (“windfall tax” or “tax on surplus profit”) were adopted. Management estimated that the windfall tax for the Group may vary from RUB 268 million (if paid before November 30, 2023) to RUB 536 million (if paid after November 30, 2023). We intend to pay before November 30, 2023.

About HeadHunter Group PLC

HeadHunter is the leading online recruitment platform in Russia and the Commonwealth of Independent States focused on providing comprehensive talent acquisition services, such as access to extensive CV database, job postings (jobs classifieds platform) and a portfolio of value-added services.

USE OF NON-IFRS FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board (“IASB”), we present the following non-IFRS* financial measures: Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin, Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization), Net Working Capital and Net Cash. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS. For more information on these non-IFRS financial measures, please see the tables captioned “Reconciliations of non-IFRS financial measures from the nearest comparable IFRS measures”, included following the accompanying financial tables. We define the various non-IFRS financial measures we use as follows:

•	“Adjusted EBITDA” as net income/(loss) plus: (1) income tax expense; (2) net interest costs; (3) depreciation and amortization; (4) expenses related to equity-settled awards, including related social taxes; (5) loss/(income) from the depositary; (6) net foreign exchange (gain)/loss; (7) share of (profit)/loss of equity-accounted investees; (8) other financing and transactional costs; (9) goodwill impairment; (10) impairment of equity-accounted investees; (11) integration costs; (12) movement in tax provisions and related indemnities recognized upon business combination; (13) loss on remeasurement of previously held interests in equity-accounted investees; and (14) gain on financial assets measured at fair value through profit or loss.

•	“Adjusted Net Income” as net income/(loss) plus: (1) expenses related to equity-settled awards, including related social taxes; (2) loss/(income) from the depositary; (3) net foreign exchange (gain)/loss; (4) share of (profit)/loss of equity-accounted investees; (5) other financing and transactional costs; (6) goodwill impairment; (7) impairment of equity accounted investees; (8) amortization of intangible assets recognized upon the acquisition of our predecessor; (9) tax effect on adjustments; (10) integration costs; (11) movement in tax provisions and related indemnities recognized upon business combination; (12) loss on remeasurement of previously held interests in equity-accounted investees; and (13) gain on financial assets measured at fair value through profit or loss.

•	“Adjusted EBITDA Margin” as Adjusted EBITDA divided by revenue.

•	“Adjusted Net Income Margin” as Adjusted Net Income divided by revenue.

•	“Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)” as operating costs and expenses (exclusive of depreciation and amortization) plus: (1) expenses related to equity-settled awards, including related social taxes; and (2) other financing and transactional costs.

•	“Net Working Capital” as a sum of: (1) Trade and other receivables and (2) Prepaid expenses and other current assets; less a sum of: (1) Contract liabilities (current); (2) Trade and other payables (current) and (3) Other current liabilities.

•	“Net Cash” as a sum of current and non-current part of Loans and borrowings minus Cash and cash equivalents and Short-term investments.

Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) are used by our management to monitor the underlying performance of the business and its operations. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) as reported by us to Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) as reported by other companies. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) are unaudited and have not been prepared in accordance with IFRS or any other generally accepted accounting principles.

* Denotes International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).

Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) are not measurements of performance under IFRS or any other generally accepted accounting principles, and you should not consider Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) as alternatives to net income, operating profit or other financial measures determined in accordance with IFRS or other generally accepted accounting principles. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:

•	Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments,

•	Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) do not reflect changes in, or cash requirements for, our working capital needs, and

•	the fact that other companies in our industry may calculate Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) differently than we do, which limits their usefulness as comparative measures.

The tables at the end of this release provide detailed reconciliations of each non-IFRS financial measure we use from the most directly comparable IFRS financial measure.

Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)

Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) is a financial measure not defined under IFRS. We believe that Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) is a useful metric to assess our operating activities. We excluded equity-settled awards as these are non-cash expenses and highly dependent on our share price at the time of equity award grants. We also excluded other financing and transactional costs as not indicative of our ongoing expenses. Therefore, we believe that it is useful for investors and analysts to see operating costs and expenses financial measures excluding the impact of these charges in order to obtain a clearer picture of our operating activity. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. See the tables at the end of this release providing the calculation of Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization).

Net Working Capital

Net Working Capital is a financial measure not defined under IFRS. We believe that Net Working Capital is a useful metric to assess our ability to service debt, fund new investment opportunities, distribute dividends to our shareholders and assess our working capital requirements. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. See the tables at the end of this release providing the calculation of Net Working Capital.

Net Cash

Net Cash is a financial measure not defined under IFRS. We believe that Net Cash is an important measure that indicates our ability to repay outstanding debt. This measure should not be considered in isolation or as a substitute for any standardized measure under IFRS. Other companies in our industry may calculate this measure differently than we do, limiting their usefulness as comparative measures. See the tables at the end of this release providing the calculation of Net Cash.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the sufficiency of our resources, the impact of seasonality on our revenue, our ability to finance our operations for the foreseeable future and our long-term monetization strategy, and the potential impact of geopolitical developments and the macro environment on our business and the delisting status of our ADSs from Nasdaq and our expectations regarding the payment of the windfall tax, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The important risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, significant competition in our markets, our ability to maintain and enhance our brand, our ability to improve our user experience and product offerings, our ability to respond to industry developments, our reliance on Russian Internet infrastructure, macroeconomic and global geopolitical developments affecting the Russian economy or our business, including the impact of sanctions, export controls and similar measures targeting Russia as well as other responses to the military conflict in Ukraine, changes in the political, legal and/or regulatory environment, privacy and data protection concerns and our need to expend capital to accommodate the growth of the business, the delisting of our ordinary shares from Nasdaq could have materially adverse effects on our business, financial condition and results of operations, as well as those risks and uncertainties included under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission (“SEC”) on April 13, 2023, as such factors may be updated from time to time in our other filings with the SEC, and is available on the SEC website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Unaudited Condensed Consolidated Interim Statement of Income and Comprehensive Income

(in thousands of RUB and USD, except per share amounts)

	For the three months ended June 30,			For the six months ended June 30,
	2023	2022	2023	2023	2022	2023
	RUB	RUB	USD	RUB	RUB	USD
Revenue	7,037,721	3,954,697	80,862	12,590,063	8,406,231	144,657
Operating costs and expenses (exclusive of depreciation and amortization)	(3,090,232)	(2,603,213)	(35,506)	(5,753,700)	(5,083,481)	(66,109)
Depreciation and amortization	(291,105)	(301,671)	(3,345)	(581,173)	(598,724)	(6,678)
Operating income	3,656,384	1,049,813	42,011	6,255,190	2,724,026	71,871
Finance income	191,702	49,877	2,203	305,950	106,218	3,515
Finance costs	(154,432)	(231,228)	(1,774)	(321,106)	(454,084)	(3,689)
Changes in put liability to non-controlling participants in subsidiary	(45,599)	(19,233)	(524)	(94,103)	(49,276)	(1,081)
Net foreign exchange gain/(loss)	496,062	(975,898)	5,700	873,262	(919,271)	10,034
Other income	2,557	20,714	29	26,361	43,680	303
Goodwill impairment	–	–	–	–	(493,162)	–
Impairment of equity accounted investees	–	(95,269)	–	–	(132,358)	–
Share of loss of equity-accounted investees (net of income tax)	(9,022)	(21,043)	(104)	(23,462)	(29,016)	(270)
Loss on remeasurement of previously held interest in equity accounted investees	(86,768)	–	(997)	(86,768)	–	(997)
Profit/(loss) before income tax	4,050,884	(222,267)	46,544	6,935,324	796,757	79,685
Income tax expense	(1,007,358)	(98,366)	(11,574)	(1,684,288)	(555,763)	(19,352)
Net income/(loss) for the period	3,043,526	(320,633)	34,969	5,251,036	240,994	60,333
Attributable to:
Owners of the Company	3,006,166	(327,845)	34,540	5,194,693	224,777	59,686
Non-controlling interest	37,360	7,212	429	56,343	16,217	647
Comprehensive income/(loss)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences	61,840	(148,571)	711	133,712	(135,301)	1,536
Total comprehensive income/(loss), net of tax	3,105,366	(469,204)	35,680	5,384,748	105,693	61,869
Attributable to:
Owners of the Company	3,062,888	(467,029)	35,192	5,309,040	97,473	61,000
Non-controlling interest	42,478	(2,175)	488	75,708	8,220	870
Earnings/(loss) per share
Basic (in RUB/USD per share)	59.82	(6.52)	0.69	103.36	4.47	1.19
Diluted (in RUB/USD per share)	58.35	(6.36)	0.67	100.90	4.36	1.16

Unaudited Condensed Consolidated Interim Statement of Financial Position

As at

	June 30, 2023	December 31, 2022	June 30, 2023
(in thousands of RUB and USD)	RUB	RUB	USD
Non-current assets
Goodwill	10,009,090	9,935,360	115,002
Intangible assets	2,257,393	2,573,414	25,937
Property and equipment	516,117	537,587	5,930
Equity-accounted investees	118,396	272,724	1,360
Right-of-use assets	167,013	148,841	1,919
Deferred tax assets	599,509	624,486	6,888
Other financial assets	178,527	113,209	2,051
Other non-current assets	7,695	3,013	88
Total non-current assets	13,853,740	14,208,634	159,176
Current assets
Trade and other receivables	223,900	134,470	2,573
Indemnification asset	59,251	47,884	681
Prepaid expenses and other current assets	210,676	161,201	2,421
Short-term investments	60,000	–	689
Cash and cash equivalents	14,011,190	9,348,691	160,985
Total current assets	14,565,017	9,692,246	167,348
Total assets	28,418,757	23,900,880	326,524
Equity
Share capital	8,655	8,655	99
Share premium	1,568,626	1,568,626	18,023
Share-based payments reserve	1,722,695	1,475,850	19,793
Treasury shares	(1,425,999)	(1,425,999)	(16,384)
Foreign currency translation reserve	6,751	(107,596)	78
Retained earnings	10,453,060	5,258,367	120,103
Total equity attributable to owners of the Company	12,333,788	6,777,903	141,712
Non-controlling interest	64,596	85,782	742
Total equity	12,398,384	6,863,685	142,454
Non-current liabilities
Loans and borrowings	2,775,601	3,010,642	31,891
Lease liabilities	64,279	45,262	739
Deferred tax liabilities	360,538	413,240	4,142
Contract liabilities	73,290	82,354	842
Trade and other payables	–	45,691	–
Provisions	30,197	25,988	347
Other non-current liabilities	–	70,243	–
Total non-current liabilities	3,303,905	3,693,420	37,961
Current liabilities
Contract liabilities	5,815,123	5,555,185	66,814
Trade and other payables	2,777,764	2,043,005	31,916
Loans and borrowings (current portion)	2,661,989	4,561,504	30,586
Lease liabilities (current portion)	115,155	115,883	1,323
Income tax payable	485,351	313,427	5,577
Provisions (current portion)	734,577	642,631	8,440
Other current liabilities	126,509	112,140	1,454
Total current liabilities	12,716,468	13,343,775	146,109
Total liabilities	16,020,373	17,037,195	184,070
Total equity and liabilities	28,418,757	23,900,880	326,524

Unaudited Condensed Consolidated Interim Statement of Cash Flows

For the six months ended

	June 30, 2023	June 30, 2022	June 30, 2023
(in thousands of RUB and USD)	RUB	RUB	USD
OPERATING ACTIVITIES:
Net income for the period	5,251,036	240,994	60,333
Adjusted for non-cash items and items not affecting cash flow from operating activities:
Depreciation and amortization	581,173	598,724	6,678
Goodwill impairment	–	493,162	–
Impairment of equity accounted investees	–	132,358	–
Net finance costs	15,156	347,866	174
Net foreign exchange (gain)/loss	(873,262)	919,271	(10,034)
Loss on remeasurement of previously held interest in equity- accounted investees	86,768	–	997
Changes in put liability to non-controlling participants in subsidiary	94,103	49,275	1,081
Other non-cash items	(5,458)	(7,729)	(63)
Long-term incentive plans, including social taxes	427,432	571,485	4,911
Share grant to the Board of Directors	–	8,144	–
Share of loss of equity-accounted investees, net of income tax	23,462	29,016	270
Income tax expense	1,684,288	555,763	19,352
Change in trade receivables and other operating assets	(89,644)	141,077	(1,030)
Change in contract liabilities	163,288	66,588	1,876
Change in trade and other payables	456,196	(292,577)	5,242
Change in provisions	30,719	59,106	353
Change in other liabilities	(17,056)	(30,471)	(196)
Income tax paid	(1,538,137)	(908,074)	(17,673)
Interest paid	(382,763)	(525,054)	(4,398)
Net cash generated from operating activities	5,907,301	2,448,924	67,873
INVESTING ACTIVITIES:
Cash of subsidiary acquired	19,884	–	228
Payment of deferred consideration for the acquisition of subsidiary	(66,880)	(68,183)	(768)
Payment for the acquisition of equity-accounted investee	–	(100,683)	–
Acquisition of intangible assets	(97,255)	(53,518)	(1,117)
Acquisition of property and equipment	(56,498)	(72,932)	(649)
Proceeds from short-term deposits	–	300,000	–
Interest received	198,479	102,876	2,280
Net cash (used in)/ generated from investing activities	(2,270)	107,560	(26)
FINANCING ACTIVITIES:
Acquisition of treasury shares	–	(329,642)	–
Bank and other loans received	6,200	–	71
Redemption of bonds	(1,702,472)	–	(19,561)
Bank and other loans repaid	(371,047)	(364,342)	(4,263)
Payment for lease liabilities	(77,039)	(47,935)	(885)
Dividends paid to shareholders	–	(3,213,926)	–
Dividends paid to non-controlling interest	(131,517)	(92,408)	(1,511)
Payments of put liability to non-controlling participants in subsidiary	(23,742)	(135,363)	(273)
Net cash used in financing activities	(2,299,617)	(4,183,616)	(26,422)
Net increase/(decrease) in cash and cash equivalents	3,605,414	(1,627,132)	41,425
Cash and cash equivalents, beginning of period	9,348,691	6,523,228	107,414
Effect of exchange rate changes on cash	1,057,085	(968,172)	12,146
Cash and cash equivalents, end of period	14,011,190	3,927,924	160,985

Reconciliations of non-IFRS financial measures from the nearest comparable IFRS measures

Reconciliation of EBITDA and Adjusted EBITDA from net (loss)/ income, the most directly comparable IFRS Financial measure:

	For the three months ended June 30,		For the six months ended June 30,
(in thousands of RUB)	2023	2022	2023	2022
Net income/(loss)	3,043,526	(320,633)	5,251,036	240,994
Add the effect of:			-
Income tax expense	1,007,358	98,366	1,684,288	555,763
Net interest costs	28,047	181,351	80,473	347,866
Depreciation and amortization	291,105	301,671	581,173	598,724
EBITDA	4,370,036	260,755	7,596,970	1,743,347
Add the effect of:
Equity-settled awards, including related social taxes(1)	143,843	268,697	294,628	583,189
Loss/(income) from depositary(2)	576	(16,766)	(17,057)	(33,012)
Net foreign exchange (gain)/loss (3)	(496,062)	975,898	(873,262)	919,271
Loss on remeasurement of previously held interests in equity-accounted investees(4)	86,768	–	86,768	–
Gain on financial assets measured at fair value through profit or loss (5)	(65,317)	–	(65,317)	–
Share of loss of equity-accounted investees(6)	9,022	21,043	23,462	29,016
Other financing and transactional costs(7)	80,798	(7,862)	129,846	3,940
Goodwill impairment(8)	–	–	–	493,162
Impairment of equity-accounted investees(9)	–	95,269	–	132,358
Integration costs(10)	–	78,758	–	99,665
Adjusted EBITDA	4,129,664	1,675,792	7,176,038	3,970,936

(1)	Represents non-cash expenses related to equity-settled awards issued in accordance with the long-term incentive plans (“LTIPs”), and as part of remuneration of Board members, as well as related social taxes.
(2)	Represents contributions we receive from the sole depositary of our ADRs in accordance with the Deposit Agreement, which are not indicative of our underlying business performance.
(3)	Represents foreign exchange gain or loss, which are not indicative of our underlying business performance as they are not part of our operating activities.
(4)	Represents gain or loss from remeasurement of previously held interests in equity-accounted investees, which is not indicative of our underlying business performance. Specifically, we recognized ₽87 million loss on remeasurement of the previously held interest in “DreamJob” LLC at fair value as at the control acquisition date as of May 1, 2023.
(5)	Represents gain or loss on financial assets measured at fair value through profit or loss, which is not indicative of our underlying business performance.
(6)	Represents share of profit or loss of equity-accounted investees which is not indicative of our underlying business performance.
(7)	Represents costs incurred in connection with potential financing and strategic transactions that are not indicative of our underlying business performance.
(8)	Represents goodwill impairment charge recognized as a result of significant increase in market rates, which was reflected in the discounted cash flow models.
(9)	Represents loss from impairment of equity-accounted investees as a result of change in the market conditions, which was reflected in the discounted cash flow models.
(10)	Represents personnel expenses incurred in connection with the technical integration of Zarplata.ru with hh.ru back-end infrastructure, which are not indicative of our ongoing performance.

Reconciliation of Adjusted Net Income from net income, the most directly comparable IFRS Financial measure:

	For the three months ended June 30,		For the six months ended June 30,
(in thousands of RUB)	2023	2022	2023	2022
Net income/(loss)	3,043,526	(320,633)	5,251,036	240,994
Add the effect of:			-
Equity-settled awards, including related social taxes(1)	143,843	268,697	294,628	583,189
Loss/(income) from depositary(2)	576	(16,766)	(17,057)	(33,012)
Net foreign exchange (gain)/loss (3)	(496,062)	975,898	(873,262)	919,271
Loss on remeasurement of previously held interests in equity-accounted investees(4)	86,768	–	86,768	–
Gain on financial assets measured at fair value through profit or loss(5)	(65,317)	–	(65,317)	–
Share of loss of equity-accounted investees(6)	9,022	21,043	23,462	29,016
Other financing and transactional costs(7)	80,798	(7,862)	129,846	3,940
Goodwill impairment(8)	–	–	–	493,162
Impairment of equity accounted investees(9)	–	95,269	–	132,358
Integration costs(10)	–	78,758	–	99,665
Amortization intangible assets recognized upon the acquisition of our predecessor (11)	103,947	103,947	207,894	207,894
Tax effect on adjustments(12)	101,113	(237,115)	137,748	(282,851)
Adjusted Net Income	3,008,214	961,236	5,175,746	2,393,626

(1)	Represents non-cash expenses related to equity-settled awards issued in accordance with the long-term incentive plans (“LTIPs”), and as part of remuneration of Board members, as well as related social taxes.
(2)	Represents contributions we receive from the sole depositary of our ADRs in accordance with the Deposit Agreement, which is not indicative of our underlying business performance.
(3)	Represents foreign exchange gain or loss, which are not indicative of our underlying business performance as they are not part of our operating activities.
(4)	Represents gain or loss from remeasurement of previously held interests in equity-accounted investees, which is not indicative of our underlying business performance. Specifically, we recognized ₽87 million loss on remeasurement of the previously held interest in “DreamJob” LLC at fair value as at the control acquisition date as of May 1, 2023.
(5)	Represents gain or loss on financial assets measured at fair value through profit or loss, which is not indicative of our underlying business performance.
(6)	Represents share of profit or loss of equity-accounted investees which is not indicative of our underlying business performance.
(7)	Represents costs incurred in connection with potential financing and strategic transactions that are not indicative of our underlying business performance.
(8)	Represents goodwill impairment charge recognized as a result of significant increase in market rates, which was reflected in the discounted cash flow models.
(9)	Represents loss from impairment of equity-accounted investees as a result of significant increase in market rates, which was reflected in the discounted cash flow models.
(10)	Represents personnel expenses incurred in connection with the technical integration of Zarplata.ru with hh.ru back-end infrastructure, which are not indicative of our ongoing performance.
(11)	As a result of the acquisition of 100% ownership interest in HeadHunter FSU Limited, a predecessor entity of the Group, in 2016 we recognized the following intangible assets: (i) trademark and domain names in the amount of ₽1,634,306 thousand, (ii) non-contractual customer relationships in the amount of ₽2,064,035 thousand and (iii) CV database in the amount of ₽618,601 thousand, which have a useful life of 10 years, 5-10 years and 10 years, respectively. We believe that acquisition of our predecessor entity does not relate to operating activities of the Group as it relates to initial private equity investment in the Group prior to IPO.
(12)	Represents income tax on taxable or deductible adjustments presented above.

Reconciliation of Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) from operating costs and expenses (exclusive of depreciation and amortization), the most directly comparable IFRS financial measure:

	For the three months ended June 30, 2023
(in thousands of RUB)	Personnel expenses	Marketing expenses	Other G&A expenses	Total
Operating costs and expenses (exclusive of depreciation and amortization)	(1,720,589)	(750,460)	(619,183)	(3,090,232)
Add the effect of:
Equity-settled awards, including social tax(1)	143,843	–	–	143,843
Other financing and transactional costs(2)	–	–	80,798	80,798
Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)	(1,576,746)	(750,460)	(538,385)	(2,865,591)

	For the three months ended June 30, 2022
(in thousands of RUB)	Personnel expenses	Marketing expenses	Other G&A expenses	Total
Operating costs and expenses (exclusive of depreciation and amortization)	(1,498,369)	(711,651)	(393,193)	(2,603,213)
Add the effect of:
Equity-settled awards, including social tax(1)	268,697	–	–	268,697
Other financing and transactional costs(2)	(5,856)	–	(2,006)	(7,862)
Integration costs(3)	78,758	–	–	78,758
Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)	(1,156,770)	(711,651)	(395,199)	(2,263,620)

(1)	Represents non-cash expenses related to equity-settled awards issued in accordance with the long-term incentive plans (“LTIPs”), and as part of remuneration of Board members, as well as related social taxes.
(2)	Represents legal, accounting, and other professional fees, as well as personnel expenses incurred in connection with our secondary public offerings, which are not indicative of our underlying business performance.
(3)	Represents personnel expenses incurred in connection with the technical integration of Zarplata.ru with hh.ru back-end infrastructure, which are not indicative of our ongoing performance.

We believe that Net Working Capital is a useful metric to assess our ability to service debt, fund new investment opportunities, distribute dividends to our shareholders and assess our working capital requirements. Calculation of our Net Working Capital is presented in the table below:

(in thousands of RUB)	As of June 30, 2023	As of December 31, 2022
Trade and other receivables	223,900	134,470
Prepaid expenses and other current assets	210,676	161,201
Contract liabilities	(5,815,123)	(5,555,185)
Trade and other payables	(2,777,764)	(2,043,005)
Other current liabilities	(126,509)	(112,140)
Net Working Capital	(8,284,820)	(7,414,659)

We believe that Net Cash is important measures that indicate our ability to repay outstanding debt. Calculation of our Net Cash is presented in the table below:

(in thousands of RUB)	As of June 30, 2023	As of December 31, 2022
Loans and borrowings	2,775,601	3,010,642
Loans and borrowings (current portion)	2,661,989	4,561,504
Cash and cash equivalents	(14,011,190)	(9,348,691)
Short-term investment	(60,000)	–
Net Cash	(8,633,600)	(1,776,545)

Calculation of Adjusted EBITDA on the last twelve months basis as of June 30, 2023:

(in thousands of RUB)	RUB
Adjusted EBITDA for the year ended December 31, 2022	9,162,426
Less Adjusted EBITDA for the six months ended June 30, 2022	(3,970,936)
Add Adjusted EBITDA for the six months ended June 30, 2023	7,176,038
Adjusted EBITDA on the last twelve months basis as of June 30, 2023	12,367,528